UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PagSeguro Announces New Independent Member of Board of Directors and Audit Committee and WOB – Women on Board Recognition

São Paulo, March, 16, 2020 – PagSeguro Digital Ltd. (NYSE: PAGS) announced that in a Board of Directors’ meeting held on March 16, 2020, Ms. Marcia Nogueira de Mello was appointed to the Board of Directors, effective immediately, and at the same meeting, elected to the Audit Committee. Ms. Mello is independent under the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the listing standards of the New York Stock Exchange.

Ms. Mello holds a bachelor’s degree in computer science from the Mackenzie Presbitarian University (Universidade Presbiteriana Mackenzie) in São Paulo, Brazil. From 1984 until 1997, she worked for several information technology services companies, and since 1997 she has dedicated her career to the payments market, working for a series of companies in the industry, including Hypercom (1997/2004), Verifone (2004/2006), Sagem (2006/2007), and Electronic Data Systems (2007/2008), an HP company focusing on payments processing systems, business process outsourcing (BPO) and infrastructure. From 2008 until 2011 she worked at Cielo, first as IT Director, managing architecture, IT innovation and strategy, projects and certification and later as Commercial Director, to develop alternative sales channels (banks, enterprise resource planning (ERP) companies, international organization for standardization (ISO) standards, etc.). From 2011 until 2013 she rejoined the VeriFone Group to develop the Brazilian market for Point, a new business unit dedicated to expanding alternative payments infrastructure. After that, from 2013 until 2014 she acted as the Commercial Director for Elavon do Brasil for medium and large accounts. In mid-2014, she assumed the role of CEO of Global Payments South America and of member of the Board of Directors at Global Payments Serviços de Pagamentos Brazil. Since the beginning of 2020, Ms. Mello has focused on mentoring young executives and preparing women from underprivileged communities to enter the job market.

Ms. Mello will replace Mr. Marcos Lisboa, who resigned from his post as a independent member of PagSeguro Digital Ltd.’s Board of Directors and Audit Committee, effective as of today. Mr. Lisboa was thanked for his service and contributions during his tenure on the Board of Directors and Audit Committee.

With Ms. Mello’s appointment and Mr. Lisboa’s resignation, PagSeguro Digital Ltd.’s current Board members are Luis Frias, Maria Judith de Brito, Eduardo Alcaro, Ricardo Dutra and the independent members Noemia Gushiken, Cleveland Prates Teixeira and Marcia Nogueira de Mello. The Audit Committee consists of three members, including three independent Board members, Ms. Gushiken, Mr. Teixeira and Ms. Mello. Ms. Gushiken satisfies the criteria of audit committee financial expert as set forth under the applicable rules of the SEC.

In addition, PagSeguro Digital Ltd. announced that it was recognized by WOB – Women on Board, a non-governmental organization linked to the United Nations, for having more than two women on its Board of Directors.

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on consumers, individual entrepreneurs, micro-merchants, small companies and medium-sized companies in Brazil. Among its peers, PagSeguro is the only financial technology provider in Brazil whose business model covers all of the following five pillars:

•	Multiple digital banking solutions

•	In-person payments via point of sale (POS) devices that PagSeguro provides to merchants

•

Free digital accounts that PagSeguro provides to its consumers and merchants with functionalities such as bill payments, top up prepaid mobile phone credit, Uber, Spotify, and/or Google Play credits, wire transfers, peer to peer transfers, prepaid credit cards, cash cards, loans, investments, QR code payments, and payroll portability, among other digital banking services

•	Issuer of prepaid, cash and credit cards

•	Operate as a full acquirer

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of owning a free PagBank digital account, which is similar to a regular checking account linked to the Brazilian Central Bank’s platform, with the feature of accepting payments, where its clients can transact and manage their cash, without the need to open a regular bank account. PagSeguro’s end-to-end digital banking ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital banking ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

+55 (11) 3914-9524

ir@pagseguro.com

investors.pagseguro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2020

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director